Exhibit 99.1

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of

National Instrument 51-102 Continuous Disclosure Obligations

Item 1	Names of the Parties

Newmont Mining Corporation (now renamed Newmont Goldcorp Corporation) (“Newmont”)

Goldcorp Inc. (“Goldcorp”)

Item 2	Description of the transaction

On April 18, 2019 (the “Effective Date”), Newmont completed the previously announced business combination with Goldcorp whereby Newmont acquired all of the issued and outstanding Goldcorp common shares (the “Arrangement”) and Goldcorp became a wholly-owned subsidiary of Newmont, pursuant to an arrangement agreement entered into by Newmont and Goldcorp on January 14, 2019, as amended on February 19, 2019 (the “Arrangement Agreement”). The Arrangement was completed by way of a court approved plan of arrangement under the Business Corporations Act (Ontario).

At the effective time of the Arrangement, each common share of Goldcorp issued and outstanding immediately prior to the effective time of the Arrangement was converted into the right to receive (i) 0.3280 of a share of common stock, par value $1.60 per share, of Newmont (each a “Newmont Share”) and (ii) US$0.02 in cash.

The aggregate cash consideration paid in the Arrangement to Goldcorp’s shareholders was approximately US$17.4 million. The total number of Newmont Shares issued to Goldcorp’s shareholders was approximately 285 million Newmont Shares.

Pursuant to the Arrangement Agreement, each restricted share unit (a “RSU”) issued under Goldcorp’s 2008 restricted share unit plan, as amended, was exchanged for RSUs of Newmont at the effective time of the Arrangement and each option to purchase Goldcorp common shares issued under Goldcorp’s 2005 stock option plan, as amended, will be entitled to exercise such options for Newmont Shares. Upon vesting of such RSUs or exercise of such options, the holders thereof will be entitled to receive 0.3286 of a Newmont Share for each Goldcorp common share to which such holder was entitled.

Pursuant to the Arrangement Agreement: (i) each phantom restricted share unit (“Phantom RSU”) issued under Goldcorp’s 2013 phantom restricted share unit plan, as amended (the “Goldcorp Phantom RSU Plan”), outstanding immediately prior to the Effective Date, will remain outstanding following the Effective Date on its existing terms and holders thereof are expected to receive a cash payment calculated on the date of expiry of the restricted period on the basis of 0.3286 of a Newmont Share for each Phantom RSU in accordance with the terms of the Goldcorp Phantom RSU Plan, and (ii) each performance share unit (“Goldcorp PSU”) issued under Goldcorp’s 2010 performance share unit plan, as amended (the “Goldcorp PSU Plan”) outstanding immediately prior to the Effective Date, will remain outstanding following the Effective Date on its existing terms and holders thereof are expected to receive a cash payment calculated on the day of expiry of the performance period on the basis of 0.3286 of a Newmont Share for each Goldcorp PSU, and assuming a performance multiplier of 100%, in accordance with the terms of the Goldcorp PSU Plan.

Additionally, on the Effective Date, Newmont repaid in full all obligations and liabilities owed by Goldcorp under Goldcorp’s revolving credit facility and term loan outstanding as of the Effective Date, representing approximately $1.3 billion.

Additionally, in connection with the Arrangement, Newmont offered to exchange (each, an “Exchange Offer” and, collectively, the “Exchange Offers”) any and all of the outstanding notes issued by Goldcorp (the “Existing Goldcorp Notes”) for (a) up to $2,000,000,000 aggregate principal amount of new notes to be issued by Newmont and (b) cash and the related consent solicitations (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing Goldcorp Notes. The following aggregate principal amounts of each series of the Existing Goldcorp Notes have been validly tendered and not validly withdrawn (and consents thereby validly delivered and no validly revoked):

Title of Series / CUSIP Number of Existing Goldcorp Notes	Aggregate Principal Amount Outstanding	Existing Goldcorp Notes Tendered as of Expiration Date
		Principal Amount	Percentage
3.625% Notes due 2021 / 380956 AF9	$550,000,000	$472,463,000	85.90%
3.700% Notes due 2023 / 380956 AD4	$1,000,000,000	$810,276,000	81.03%
5.450% Notes due 2044 / 380956 AE2	$450,000,000	$443,644,000	98.59%

The settlement of the Exchange Offers and the Consent Solicitations occurred on April 22, 2019.

The Exchange Offers and the Consent Solicitations were made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement, dated March 15, 2019, and accompanying letter of transmittal and consent.

A news release and a material change report in connection with the foregoing was issued by Goldcorp on April 18, 2019 and filed on the system for electronic document analysis and retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

Item 3	Effective Date of the Transaction

April 18, 2019.

Item 4	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Following closing of the Arrangement, Goldcorp became a wholly-owned subsidiary of Newmont. Subject to applicable laws, Goldcorp intends to make an application to the Canadian securities regulators to cease to be a reporting issuer in each of the provinces and territories of Canada as promptly as practicable following the Effective Date. Newmont continues to be a reporting issuer in each of the provinces of Canada.

Item 5	Date of reporting issuer’s first financial year-end subsequent to the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies)

Not applicable.

Item 6

Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies)

Not applicable.

Item 7

Documents filed under this Instrument that described the transaction and where those documents can be found in electronic format (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies)

Not applicable.

DATED April 25, 2019.